SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                Dated August 27, 2003

                           REGISTRATION NO. 333-101771

                          GUARDIAN BIOTECHNOLOGIES INC.
                         -------------------------------


                          IPW, 4450 - 110 Gymnasium Place
                     SASKATOON, SASKATCHEWAN, CANADA S7N 0W9
                                (306)-384-4114
                          -------------------------
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GUARDIAN BIOTECHNOLOGIES INC.


Date: August 27, 2003                                            By: /s/ Sun Lee
                                                                   Name: Sun Lee
                                                                Title: President

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TABLE OF CONTENTS
ITEM 4. Appointment of Independent Auditors

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ITEM 4.  APPOINTMENT OF INDEPENDENT AUDITORS

Our Articles provide for the appointment by the shareholders of Guardian Biotechnologies Inc. of an independent auditor. The independent auditor's term expires at the close of the ordinary general meeting of shareholders convened with respect to the last fiscal year from the date of acceptance by the independent auditor.

D&H Group was appointed as an independent auditor of the Company for the fiscal year ending October 31, 2003 by the Board of Directors. Pannell Kerr Forster, Chartered Accountants served as he Company's independent auditor for the fiscal year ending October 31, 2002. The Company has not had any disagreements with Pannell Kerr Forster, Chartered Accountants, on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure.

The appointment of D&H Group was approved by the board of directors on August 7, 2003. D&H Group will remain our independent auditor until another independent auditor is appointed by the shareholders or until they resign from such position.

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                                  End of Filing